Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM ANNOUNCES FIRST QUARTER 2003 EARNINGS RELEASE DATE

(Mexico City, April 23, 2003) - Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company, announced today a delay in its release of operating results for the first quarter ended March 30, 2003. The delay is principally due to the company's recently announced asset sales. Grupo TMM will issue a press release announcing its first quarter financial results on Tuesday, May 20, 2003.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Visit Grupo TMM's web site at www.grupotmm.com, which offers Spanish/English language options.